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                          December 27, 2021

       Lishan Aklog, M.D.
       Chairman and Chief Executive Officer
       PAVmed Inc.
       One Grand Central Place, Suite 4600
       New York, New York 10165

                                                        Re: PAVmed Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 21,
2021
                                                            File No. 333-261814

       Dear Dr. Aklog:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Eric T. Schwartz, Esq.